UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



[X]    Annual Report Pursuant to Section 15(d) of the Securities
       Exchange Act of 1934

                  For the fiscal year ended December 31, 2002


[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


        For the transition period from _______________ to ______________


                         Commission File Number: 0-26094




A. Full name of the plan and the address of the plan, if different from that of the issuer named below:

                    SOS Staffing Services, Inc. 401 (k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

                           SOS Staffing Services, Inc.
                             1415 South Main Street
                            Salt Lake City, UT 84115

                    SOS STAFFING SERVICES, INC. 401(K) PLAN

                              FINANCIAL STATEMENTS

                           December 31, 2002 and 2001

                                 C O N T E N T S

                                                                           Page

INDEPENDENT AUDITORS' REPORT...............................................   3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS............................   4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
 FOR BENEFITS..............................................................   5

NOTES TO FINANCIAL STATEMENTS..............................................   6

SCHEDULE 1 - SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT
 END OF YEAR)..............................................................   9

CERTIFICATIONS.............................................................  10

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Administrators of the
SOS Staffing Services, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of SOS Staffing Services, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SOS Staffing Services, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in
Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Wisan, Smith, Racker & Prescott, LLP
-----------------------------------------
Salt Lake City, Utah
June 9, 2003

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001

                                                       2002         2001
                                                    ----------   ----------
ASSETS

INVESTMENTS
  Mutual funds:
    Spartan U.S. Treasury Money Market Fund         $  732,307   $  852,540
    Fidelity U.S. Bond Index Fund                      295,005      219,054
    Loomis Sayles Bond Fund                            164,729      157,665
    Fidelity Puritan Fund                              174,365      263,691
    Fidelity Equity Income Fund                        277,818      431,660
    Spartan U.S. Equity Index Fund                     293,504      510,762
    Dreyfus Appreciation Fund                          274,282      407,882
    Neuberger Berman Genesis Trust                     157,325      166,918
    Manager's Special Equity Fund                      206,626      335,917
    Mercury HW International Fund                       39,366       47,282
    Cohen & Steers Realty Shares Fund                   83,399       73,533
    Gabelli Growth Fund                                 47,015       86,287
    Janus Overseas Fund                                 78,012       86,812
    Invesco Technology Fund                             62,502      111,628
    Fidelity Fredom 2010 Fund                           80,088       49,439
    Fidelity Fredom 2020 Fund                           58,687       72,170
    Fidelity Fredom 2030 Fund                           35,777       52,739

  Other Investments:
    SOS Staffing Services, Inc. common stock            44,460       71,797
    Participant loans                                     --          1,046
                                                    ----------   ----------
                                TOTAL INVESTMENTS    3,105,557    3,998,822

CASH                                                      --          4,170

RECEIVABLES:
  Participant contributions                              1,907       22,522
                                                    ----------   ----------
                                     TOTAL ASSETS    3,107,464    4,022,814
                                                    ----------   ----------
  LIABILITIES

REFUND OF EXCESS CONTRIBUTIONS                            --            393
                                                    ----------   ----------
                                TOTAL LIABILITIES         --            393
                                                    ----------   ----------

                NET ASSETS AVAILABLE FOR BENEFITS   $3,107,464   $4,022,421
                                                    ==========   ==========

The accompanying notes are an integral part of the financial statements.

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                          Year ended December 31, 2002


ADDITIONS TO NET ASSETS
  Participant contributions                                        $   487,809

  Investment income (loss):
    Net depreciation in fair value of investments   $  (481,363)
    Interest and dividends                               10,796       (470,567)
                                                    -----------    -----------
                              TOTAL ADDITIONS                           17,242

DEDUCTIONS FROM NET ASSETS
  Benefits paid to participants                                        932,199
                                                                   -----------

                                NET DECREASE                          (914,957)


           NET ASSETS AVAILABLE FOR BENEFITS
                        AT BEGINNING OF YEAR                         4,022,421
                                                                   -----------

           NET ASSETS AVAILABLE FOR BENEFITS
                              AT END OF YEAR                       $ 3,107,464
                                                                   ===========

    The accompanying notes are an integral part of the financial statements.

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


NOTE 1 -   DESCRIPTION OF PLAN
           The following description of the SOS Staffing Services, Inc. (sponsor) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

           A. General - The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of the sponsor who complete 1,000 hours of service during a 12-month period and who have reached the age of 21 are eligible to participate in the Plan. Employees of Inteliant Corporation ("Inteliant"), a subsidiary of the sponsor, who have reached the age of 21 are eligible to participate in the Plan as of the ninety-first day following the day on which the employee first performs an hour of service. The Plan treats employees of Inteliant as a separate line of business for purposes of operational testing. The Plan excludes all highly compensated employees as defined by the Internal Revenue Service of the sponsor and all of its subsidiaries except Inteliant. Highly compensated employees of Inteliant are allowed to participate in the plan.

           B. Contributions - Each year participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The sponsor can elect to make discretionary matching contributions to the Plan. As described below in forfeited accounts, for the year ended December 31, 2002, the sponsor made matching contributions of approximately $127,800 to the Plan through re-allocation of forfeited accounts. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers 17 mutual funds and the sponsor's outstanding common stock as investment options.

           C. Participants' Accounts - Each participant's account is credited with the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income. Allocations are based on participant account balances.

           D. Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in employer matching contributions plus actual earnings thereon is as follows:

                                Years of                     Vested
                                 Service                   Percentage
                    ----------------------------        -----------------
                    Less than three years                        0%
                    Three years                                 50%
                    Four years                                  75%
                    Five years or more                         100%

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


NOTE 1 -   DESCRIPTION OF PLAN (CONTINUED)

           E. Loans to Participants - The Plan does not allow for participant loans. However, a retirement plan of one of the sponsor's subsidiaries allowed for participant loans prior to merging with the Plan. All loans outstanding from the subsidiary's plan at the time of the merger remained outstanding subsequent to the merger. As of December 31, 2002, there were no remaining loans outstanding.

           F. Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or an annuity.

           G. Forfeited Accounts - At December 31, 2002, forfeited nonvested accounts totaled approximately $43,700. These amounts will be used to reduce future employer contributions. During 2002, approximately $127,800 from forfeited accounts was allocated to participants' accounts as employer contributions.


NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           ThePlan's accounting policies conform to U.S. generally accepted accounting principles. The following policies are considered to be significant:

           Use of Estimates in the Preparation of Financial Statements
           -----------------------------------------------------------
           The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

           Investment Valuation and Income Recognition
           -------------------------------------------
           Mutual funds and common stock are reflected at fair value as determined by quoted market price and gain or loss is recognized in the current period on the difference between current and prior period market values. Participant loans are reported at book value, which approximates fair value.

           Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

           Administrative Expenses
           -----------------------
           The sponsor pays all administrative expenses of the Plan.

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


NOTE 3 -   NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

           During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value by $481,363 as follows:

               Mutual funds                     $     427,778
               Common stock                            53,585
                                                -------------
                                                $     481,363
                                                =============

NOTE 4 -   INCOME TAX STATUS

           The Internal Revenue Service has determined and informed the Company by a letter dated March 9, 2000, that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan has made application to the Internal Revenue Service to receive a new determination letter on the amended Plan, but has yet to receive such notification. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


NOTE 5 -   PLAN TERMINATION

           Although it has not expressed any intent to do so, the sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

                                                                     Schedule 1

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                            EIN #87-0295503-PLAN #002
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2002

                  (b) Identity of Issuer
                     Borrower, Lessor,                                                                       (e) Current
 (a)                or Similar Party                      (c) Description of Investment                         Value
-----      -----------------------------------            ------------------------------------             -----------------
   *       Spartan U.S. Treasury Money Market              732,849 shares of money market
            Fund                                            fund                                               $   732,597

   *       Fidelity U.S. Bond Index Fund                   26,246 shares of mutual fund
                                                                                                                   295,005

           Loomis Sayles Bond Fund                         14,999 shares of mutual fund
                                                                                                                   164,729

   *       Fidelity Puritan Fund                           11,043 shares of mutual fund
                                                                                                                   174,365

   *       Fidelity Equity Income Fund                     7,003 shares of mutual fund
                                                                                                                   277,818

   *       Spartan U.S. Equity Index Fund                  9,422 shares of mutual fund
                                                                                                                   293,504

           Dreyfus Appreciation Fund                       8,791 shares of mutual fund
                                                                                                                   274,282

           Neuberger Berman Genesis Trust                  5,591 shares of mutual fund
                                                                                                                   157,325

           Manager's Special Equity Fund                   3,751 shares of mutual fund
                                                                                                                   206,626

           Mercury HW International Fund                   2,373 shares of mutual fund
                                                                                                                    39,366

           Cohen & Steers Realty Shares Fund               1,924 shares of mutual fund
                                                                                                                    83,399

           Gabelli Growth Fund                             2,476 shares of mutual fund
                                                                                                                    47,015

           Janus Overseas Fund                             5,102 shares of mutual fund
                                                                                                                    78,012

           Invesco Technology Fund                         3,636 shares of mutual fund
                                                                                                                    62,502

   *       Fidelity Freedom 2010 Fund                      7,001 shares of mutual fund
                                                                                                                    80,088

   *       Fidelity Freedom 2020 Fund                      5,516 shares of mutual fund
                                                                                                                    58,687

   *       Fidelity Freedom 2030 Fund                      3,494 shares of mutual fund
                                                                                                                    35,777

   *       SOS Staffing Services, Inc.                     88,921 shares of common stock
                                                                                                                    44,460

-------------------
   *       Denotes party-in-interest

                                  Certification
           (Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)


I, JoAnn W. Wagner, chief executive officer of SOS Staffing Services, Inc. (the "Company"), do hereby certify as follows:

         o The annual report on Form 11-K of the Company for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         o The information contained in such Form 11-K fairly presents, in all material respects, the net assets available for benefits of the SOS Staffing Services, Inc. 401(k) plan.

IN WITNESS WHEREOF, I have executed this Certification this 30th day of June, 2003.

                                /s/ JoAnn W. Wagner
                                ---------------------------------
                                        JoAnn W. Wagner
                                        Chairman, President and
                                        Chief Executive Officer

                                  Certification
           (Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)


I, Kevin Hardy, chief financial officer of SOS Staffing Services, Inc. (the "Company"), do hereby certify as follows:

         o The annual report on Form 11-K of the Company for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         o The information contained in such Form 11-K fairly presents, in all material respects, the net assets available for benefits of the SOS Staffing Services, Inc. 401(k) plan.

IN WITNESS WHEREOF, I have executed this Certification this 30th day of June, 2003.


                                 /s/ Kevin Hardy
                                 -------------------------------------
                                         Kevin Hardy
                                         Senior Vice President
                                         and Chief Financial Officer